

June 18, 2010

<u>Via U.S. Mail & Facsimile</u>
Mr. Marshall D. Smith
Chief Financial Officer
Ultra Petroleum Corp.
363 North Sam Houston Parkway, Suite 1200
Houston, TX 77060

      Re: **Ultra Petroleum Corp.**
                Form 10-K for the Fiscal Year Ended December 31, 2009
                Filed February 26, 2010
                Definitive Proxy Statement
                Filed April 28, 2010
                File No. 1-33614

Dear Mr. Smith

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Oil and Gas Acreage, page 29

1.   We note your statement, "The Company's material undeveloped properties are not subject to material acreage expiry." With a view towards enhanced disclosure, please provide us with information regarding the remaining terms on your material leases. In addition, please discuss any material expenditures that will be required to maintain these leases.

Mr. Marshall D. Smith
Ultra Petroleum Corp.
June 18, 2009
Page 2

Marketing and Pricing, page 9

2.   You indicate that management can hedge up to 50% of forecast production without Board approval. Indicate the average amount of forecast hedged in each of the last three years. Also, clarify whether the Board has approved over 50% of forecast production in any of the last three years and, if so, indicate the amount hedged.

3.   Clarify why the hedging activities referenced in the last paragraph of this section constituted "aggressive" hedging activity.

Midstream Services, page 10

4.   Clarify when you expect the facilities referenced in the second paragraph to be completed.

Properties – Green River Basin, Wyoming, page 25

5.   Quantify the number of wells previously characterized as exploratory that are now characterized as developments wells as a result of SEC Release No. 33-8995.

Oil and Gas Reserves, page 26

6.   Expand footnote (1) to the table at the top of page 27 to clarify that barrel of equivalence is different from price equivalence – i.e. that a boe of natural gas will be priced differently than a barrel of oil. Address this in light of current crude oil and natural gas prices.

7.   Your proved reserves increased by 11.12% during 2009. Provide the disclosure required by Item 1202(a)(6) of Regulation S-K or tell us why it is not applicable.

8.   Item 1203 of Regulation S-K requires discussion of proved undeveloped reserves. Please revise your disclosure to disclose those PUD volumes converted to developed status and any material changes in PUD volumes due to revisions.

Production Volumes, Average Sales Prices and Average Production Costs, page 28

9.   We are unable to locate disclosure regarding delivery commitments that appears to comply with Item 1207 of Regulation S-K. Please advise or revise. In that regard we note the contents of footnote (c) at the top of page 29.

Notes to Consolidated Financial Statements, page 53

Analysis of Changes in Proven Reserves, page 75

10. FASB ASC paragraph 932-235-50-5 requires "appropriate explanation of significant changes" to net proved reserves during the year. Please revise your disclosure to disclose the changes to your proved developed reserves and to your proved undeveloped reserves due to drilling which are disclosed as "extensions, discoveries and additions."

Definitive Proxy Statement Filed April 28, 2010

Executive Compensation, page 8

Compensation Practices and Enterprise Risk, page 13

11. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ron Winfrey at (202) 551-3704 if you have questions regarding engineering comments. Please contact John Lucas at (202) 551-5798 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director